UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______
COMMISSION FILE NUMBER 001-34295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Sirius XM Radio 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sirius XM Holdings Inc.
1221 Avenue of the Americas, 35th Floor
New York, New York 10020

Part I - Financial Statements:
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020	3
Notes to Financial Statements	4

Part II - Supplemental Schedules*
Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2020	12

Signatures	14

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	15

*	All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Sirius XM Radio 401(k) Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Sirius XM Radio 401(k) Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4i - Schedule of Assets (Held at End of the Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2008.
New York, New York
June 17, 2021

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
(in thousands)	2020	2019
Investments, at fair value:
Pooled separate accounts	$—	$241,146
Mutual funds	474,769	131,663
Common collective trusts	159,822	—
Money market fund	5,052	—
Self-directed brokerage accounts	5,623	—
Common stock	77,431	93,388
Total investments, at fair value	722,697	466,197
Fully benefit responsive guaranteed fund, at contract value	43,687	38,093
Total investments	766,384	504,290
Loans receivable from participants	4,562	3,270
Employer contributions receivable	—	1,069
Net assets available for benefits	$770,946	$508,629

See accompanying notes to financial statements.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)	For the Year Ended December 31, 2020
Additions to net assets attributed to:
Investment Income:
Net appreciation in fair value of investments	$65,760
Interest on guaranteed income fund	846
Dividends	10,201
Net investment income	76,807
Interest on loans receivable from participants	197
Contributions:
Participants	33,612
Employer	10,053
Rollovers	3,395
Total contributions	47,060
Total additions	124,064
Deductions from net assets attributed to:
Benefits paid to participants	(37,965)
Administrative expenses	(26)
Total deductions	(37,991)
Net increase in net assets available for benefits before transfer	86,073
Transfer from merged retirement savings plan (Note 8)	176,244
Net increase in net assets available for benefits after transfer	262,317
Net assets available for benefits:
Beginning of year	508,629
End of year	$770,946

See accompanying notes to financial statements.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements
(Dollars in thousands, except per share amounts)
1. Background and Plan Description

Sirius XM Radio Inc. (the “Plan Sponsor”) sponsors the Sirius XM Radio 401(k) Savings Plan (the “Plan”) to provide eligible employees (as defined in the Plan) with a method of saving for their retirement and other needs. The Plan Sponsor is a wholly-owned subsidiary of Sirius XM Holdings Inc. (“Holdings”). Holdings has no operations independent of the Plan Sponsor. The Plan is a defined contribution plan subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan's inception date was September 1, 1998. The Plan was amended as of October 1, 2020 to change service providers from Prudential Retirement Services to Fidelity Management Trust Company.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans and definitions of all terms.

Eligibility
Participation in the Plan begins on the first day of the calendar month coinciding with or immediately following the date on which a covered employee (as defined in the Plan) first satisfies the following requirements: the individual has (a) been classified as a Class A Employee (as defined in the Plan); (b) attained the age of 21; and (c) completed one month of eligible service (as defined in the Plan). New and rehired employees who meet the Plan's eligibility requirements are auto-enrolled in the Plan, and those who do not elect out of this auto-enrollment feature or do not change the preselected contribution election, have a contribution election of 3% of compensation (as defined in the Plan). Unless the employee designates otherwise, contributions under the auto-enrollment feature are deposited into the Qualified Default Investment Alternative (“QDIA”) fund. As of December 31, 2020, the QDIA fund was the appropriate T. Rowe Price Retirement Trust Class F Fund based on the employee's age.

Contributions / Contribution Receivable
Participants may elect to contribute from 1% to 50% of compensation (as defined in the Plan) provided contributions do not exceed maximum allowable amounts under the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, individual contributions for which taxes may be deferred were limited to $19.5 in 2020. The Code also allows participants age 50 and over to make supplemental “catch-up” contribution on a pre-tax basis, which were limited to $6.5 in 2020. Participants' contributions are immediately vested and can only be withdrawn pursuant to the appropriate provisions of the Code. Participants may roll over amounts from other qualified defined benefit or defined contribution plans and certain other plans. Rollovers for the year ended December 31, 2020 were approximately $3,395.

Participants also have the ability to make Roth contributions. All Roth contributions are made on an after-tax basis and, if certain requirements are met, the withdrawals from the Roth account made at retirement can be exempt from federal income tax. The individual contributions to the Roth account, including of any additional pre-tax Plan contributions, cannot exceed the annual limit of $19.5 under the Code for 2020.  Roth contributions are matched using the same formula as the employee contributions (see below); however, the employer match is not treated as Roth contributions. Employer match for Roth contributions is made to the QDIA fund, in the absence of any investment allocation election for pre-tax contributions. Plan participants may elect a Roth In-Plan Rollover on amounts eligible for distribution, such as upon termination or on vested account balances after a participant reaches retirement age. This election converts pre-tax amounts to after-tax amounts which will be subject to immediate taxation and will be separately accounted for under the Plan.

The Plan provides for discretionary employer matching contributions based on participant elective deferral contributions (other than "catch-up" contributions). For the year ended December 31, 2020, discretionary employer matching contributions were equal to 50% of participants' elective deferral contributions per pay period on the first 6% of an employee's pre-tax salary up to a maximum of 3% of compensation. The employer matching contributions are made in cash and are credited proportionally to the funds into which participants otherwise invest their pre-tax employee contributions unless the participant elects a separate allocation for the Plan Sponsor's matching contributions. The total employer matching contributions for the year ended December 31, 2020 were approximately $10,053.

The Plan Sponsor may also make additional discretionary matching, true-up matching and nonelective contributions to the Plan based on certain conditions. The Plan Sponsor elected to make a true-up matching contribution on behalf of eligible employees to provide the maximum matching contribution designated by the employer with respect to the eligible employee’s contributions for the years ended December 31, 2020 and 2019. The true-up matching contribution for the year ended

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)
December 31, 2020 of $1,999 was recorded during the year ended December 31, 2021 upon benefits committee approval and was contributed to the Plan in 2021. The true-up matching contribution for the year ended December 31, 2019 of $1,069 was recorded during the year ended December 31, 2019 upon benefits committee approval and was contributed to the Plan in 2020 and has been recorded within Employer contributions receivable on the Statements of Net Assets Available for Benefits.

Participant Accounts
Each participant's account is credited with participant contributions, discretionary employer matching contributions, nonelective employer contributions and allocations of Plan earnings, if any. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the benefit that can be provided from the participant's vested account balance. Participants are allowed to allocate the employer contributions to other investment alternatives immediately following the contribution.
Fund investments are generally redeemable daily and have no restrictions.

Vesting
Participants are immediately vested in their contributions, plus any earnings thereon. Discretionary employer matching contributions and nonelective contributions begin immediately upon enrollment in the Plan. These employer contributions vest at the following rates: 33% upon the completion of the first year of service, 67% upon the completion of the second year of service and 100% upon the completion of the third year of service. In addition, a participant becomes fully vested in his or her discretionary employer matching and nonelective contributions upon reaching the normal retirement age (defined in the plan as age 65), disability or death, or if there is a partial or full termination of the Plan.

Distributions of Benefits
Upon termination of employment, including termination due to death or disability, reaching the normal retirement age or upon satisfying the requirements for an in-service withdrawal, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship (as defined in the Plan).
For the 2020 Plan year, the Plan enacted a provision from the CARES Act which allowed eligible Plan participants to withdraw up to $100,000 due to adverse financial consequences from COVID-19. These CARES Act distributions are not subject to the 10% early withdrawal penalty that otherwise applies to distributions made before age 59½. An eligible Plan participant who receives a CARES Act distribution may repay the distribution during the three-year period beginning on the day after the date on which such distribution was received. The repayment is treated as an eligible tax-free rollover distribution. Also, the processing of minimum required distributions was suspended for 2020, except upon participant request and in cases where a participant's first minimum required distribution was for 2019, and was deferred until 2020.

Loans Receivables from Participants
The Plan provides for loans to active participants. Participants may borrow up to the lesser of $50 or 50% of the vested portions of the participant's account balance. The amount available for future borrowings by participants is reduced by the amount of their highest outstanding loan balance during the previous one-year period. A participant with an outstanding loan may not apply for another loan until the existing loan is paid in full and may not refinance an existing loan or obtain a second loan for the purpose of paying off the existing loan. Participants may apply for only one loan each calendar year. There is a 14 day waiting period between when one loan is paid off and another one can be requested. Loans are secured by the balance in the participant's account and bear interest at the prime interest rate plus 1%. The term of any loan is no greater than five years, except in the case of a loan used to acquire a principal residence, in which case, the term may not exceed 10 years. Repayments must be in substantially equal installments, are generally made by payroll deductions and made not less frequently than quarterly. Certain exceptions are made for unpaid leaves as allowed under the Plan. Participant loans were $4,562 and $3,270 as of December 31, 2020 and 2019, respectively.

Forfeitures
Non-vested employer matching and non-vested nonelective contributions are forfeited upon termination of employment or a participant's withdrawal from the Plan. Forfeitures are used to pay Plan expenses and to reduce employer contributions. Forfeitures, inclusive of investment earnings, for the year ended December 31, 2020, were approximately $279.9. During the year ended December 31, 2020, forfeitures were used to pay administrative expenses and reduce employer

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)
contributions by approximately $71.3. Unallocated non-vested assets were approximately $212.3 and $3.7 as of December 31, 2020 and 2019, respectively.

Administrative Expenses
Certain administrative expenses are paid by the Plan to the extent allowed by the Plan and applicable law and are not paid by the Plan Sponsor. Participants are also charged for certain transactions, such as the processing of a loan or a distribution. Certain other administrative expenses are paid by the Plan Sponsor. Investment fees and transaction-based fees charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these fees are reflected as a reduction of investment return for such investments. There is a stock trading fee of $0.005 per share of common stock that is charged to participant accounts when participants request account transfers into or out of Holdings' common stock.

Assets Held in Trust
From April 1, 2005 through September 30, 2020, all assets of the Plan were held by Prudential Retirement Services, an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (“PRIAC”), a wholly owned subsidiary of Prudential Financial. PRIAC was responsible for, among other things, the custody and investing of the Plan's assets and the payment of benefits to eligible participants. Prudential Bank & Trust Company, FSB ("PBT"), a wholly owned subsidiary of Prudential Financial, served as the trustee for which PRIAC was the record keeper of assets.
From October 1, 2020 to the present, all assets of the Plan were held by Fidelity Management Trust Company (“FMTC”), a wholly owned subsidiary of Fidelity Investments. FMTC serves as the directed Trustee and custodian of the assets of the Plan. FMTC contracts with other Fidelity subsidiaries, affiliates, and agents to perform some of the trustee and investments management responsibilities. Fidelity Workplace Services LLC (“FWS”), a wholly owned subsidiary of Fidelity Investments, serves as the record-keeper. Fidelity Investments Institutional Operations Company LLC (“FIIOC”) is wholly owned by FWS and provides transaction processing and administrative recordkeeping services. National Financial Services (“NFS”), an indirect wholly-owned subsidiary of Fidelity Investments, is the custodian of the self-directed brokerage accounts. NFS is responsible for providing trade execution, clearance, and settlement of securities transactions.
    The investment options available to participants as of December 31, 2020 and the related investment objectives were as follows:
Columbia Dividend Income Fund Institutional 3 Class. The investment seeks total return, consisting of current income and capital appreciation.
JPMorgan Large Cap Growth Fund Class R6. The investment seeks long-term capital appreciation. Under normal circumstances, at least 80% of the fund's assets will be invested in the equity securities of large, well-established companies.
Vanguard Institutional Index Fund Institutional Shares. The investment seeks to track the performance of the S&P 500 Index that measures the investment return of large-capitalization stocks.
Carillon Eagle Mid Cap Growth Fund Class R6. The investment seeks long-term capital appreciation. The fund normally invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies. The fund will invest primarily in the equity securities of companies that the portfolio managers believe have the potential for above-average earnings or sales growth, reasonable valuations and acceptable debt levels.
Vanguard Mid-Cap Index Fund Institutional Shares. The investment seeks to track the performance of the CRSP US Mid Cap Index that measures the investment return of mid-capitalization stocks.
Janus Henderson Triton Fund Class N. The investment seeks long-term growth of capital. The fund pursues its investment objective by investing at least 50% of its equity assets in small- and medium-sized companies. It may also invest in larger companies with strong growth potential.
Vanguard Small-Cap Index Fund Institutional Shares. The investment seeks to track the performance of the CRSP US Small Cap Index that measures the investment return of small-capitalization stocks.
MFS International Diversification Fund Class R6. The investment seeks capital appreciation. The fund is designed to provide diversification within the international asset class by investing the majority of its assets in other mutual funds advised by the adviser, referred to as underlying funds.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)
Vanguard Total International Stock Index Fund Institutional Shares. The investment seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States. The fund employs an indexing investment approach designed to track the performance of the FTSE Global All Cap ex US Index, a float-adjusted market-capitalization-weighted index designed to measure equity market performance of companies located in developed and emerging markets, excluding the United States. It invests all, or substantially all, of its assets in the common stocks included in its target index.
Janus Henderson Balanced Fund Class N. The investment seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The fund pursues its investment objective by normally investing 35-65% of its assets in equity securities and the remaining assets in fixed-income securities and cash equivalents. It normally invests at least 25% of its assets in fixed-income senior securities. The fund may also invest in money market instruments and commercial loans. It may invest in fixed and floating rate obligations with varying durations. The fund will limit its investments in high-yield/high-risk bonds to 35% of the fixed-income portion of its net assets.
PGIM Total Return Bond Fund Class R6. The investment seeks total return. The fund will seek to achieve its objective through a mix of current income and capital appreciation as determined by the fund's subadviser. It invests, under normal circumstances, at least 80% of the fund's investable assets in bonds.
Vanguard Total Bond Market Index Fund Institutional Shares. The investment seeks to track the performance of the Bloomberg Barclays U.S. Aggregate Float Adjusted Index. This index measures the performance of a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities-all with maturities of more than 1 year.
T. Rowe Price Retirement Trust Class F Funds. The investment option is a collective investment trust. The Trust seeks the highest total return over time consistent with an emphasis on both capital growth and income. The target date funds are designed for investors expecting to retire around the year indicated in each fund's name. The funds are managed to gradually become more conservative over time as they approach their target date.
Vanguard Federal Money Market Fund Investor Shares. The investment seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests primarily in high-quality, short-term money market instruments. Under normal circumstances, at least 80% of the fund's assets are invested in securities issued by the U.S. government and its agencies and instrumentalities.
Prudential Guaranteed Income Fund. The fund is a stable value fund designed to provide safety of principal, liquidity, and a competitive rate of return. The fund is a group annuity product issued by PRIAC. It invests in a broadly diversified, fixed-income portfolio within PRIAC's general account. The portfolio is primarily invested in public bonds, commercial mortgages, and private placement bonds.
BrokerageLink. BrokerageLink is a self-directed brokerage account within the Plan and includes a broad range of mutual funds beyond those in the plan's lineup.
Common Stock. This investment allows participants to invest in the common stock of Sirius XM Holdings Inc., the parent of Sirius XM Radio Inc.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Payment of Benefits
Participant withdrawals and distributions (benefits payments) are recorded when paid.

Use of Estimates
In presenting the Plan's financial statements, management makes estimates and assumptions that affect the amounts reported and accompanying notes. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for valuation methodology by investment type.

Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the change in unrealized gains and losses in the Plan's investments. Realized gains and losses from the sale of investments are computed using the participant's cost basis in the investment aggregated at the Plan level. Net changes in unrealized appreciation (depreciation) in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gains exclusively from mutual funds, are included in dividend income.

Investment in Insurance Contracts
As described in Accounting Standards Codification (“ASC”) 962, Plan Accounting-Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at contract value. The Guaranteed Income Fund is a group annuity contract issued by PRIAC and is backed by the full faith and creditworthiness of the issuer. Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer's general account.  The credit rating of the issuer at December 31, 2020 and 2019 was considered investment grade and there are no reserves against contract value for credit risk of the contract issuer or otherwise. Only an event causing liquidity constraints at PRIAC could limit the ability of the Plan to transact at the contract value to be paid within 90 days or, in rare circumstances, the contract value to be paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value to be paid either within 90 days or over time. The Plan considers this contract to be benefit responsive. The Guaranteed Income Fund is included at its contract value in the statements of net assets available for benefits. The contract value was $43,687 and $38,093 at December 31, 2020 and 2019, respectively.

The Guaranteed Income Fund does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Under the group annuity contract that supports this product, participants may ordinarily direct a permitted withdrawal or transfer of all or a portion of their account balance at contract value, within reasonable timeframes. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

Loans Receivable from Participants
Loans receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the provisions of the Plan document.

3. Fair Value Measurements

ASC 820, Fair Value Measurement, provides a framework for measuring fair value. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the following fair value measurement.

•Level 1: quoted prices in active markets for identical assets or liabilities;
•Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)
active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
•Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There was no change in the Plan's investment valuation methodologies as of December 31, 2020 compared to December 31, 2019.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value consisted of the following types of instruments as of December 31, 2020 and December 31, 2019 (Level 1, 2 and 3 inputs are defined above):

	As of December 31, 2020				As of December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Pooled separate accounts	$—	$—	$—	$—	$—	$241,146	$—	$241,146
Mutual funds	474,769	—	—	474,769	131,663	—	—	131,663
Common collective trusts	—	159,822	—	159,822	—	—	—	—
Money market fund	5,052	—	—	5,052	—	—	—	—
Self-directed brokerage accounts	5,623	—	—	5,623	—	—	—	—
Common stock	77,431	—	—	77,431	93,388	—	—	93,388
Total investments measured at fair value	$562,875	$159,822	$—	$722,697	$225,051	$241,146	$—	$466,197

Pooled separate accounts are classified as Level 2 investments. The fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.

The Plan's valuation methodology for mutual funds, the money market fund, and Holdings' common stock was derived from quoted market prices as these instruments have an active market which results in a Level 1 asset categorization.

Self-directed brokerage accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Common collective trusts are valued at the respective net asset values ("NAV") as reported by the underlying trusts' financial instruments, which are reported at fair value. These underlying assets are observable either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. However, the T. Rowe Price Retirement Trust Class F Funds themselves are not actively traded or do not have observable market data for the same or similar instrument, which results in a Level 2 asset categorization.

4. Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)
reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan may invest indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan provides for investment in Holdings' common stock. At both December 31, 2020 and 2019, approximately 10% and 18%, respectively, of the Plan's total net assets were invested in the common stock of Holdings. The underlying value of Holdings' common stock is dependent upon the performance of Holdings and the market's evaluation of such performance.

5. Tax Status

The Plan received a favorable determination letter dated October 25, 2016 from the Internal Revenue Service (“IRS”). The Plan is required to operate in conformity with Section 401(a) of the Code to maintain its tax qualification. As there were not any required or discretionary amendments to the Plan for year ended December 31, 2020 and the Plan’s management has concluded that the Plan operated in conformity with Section 401(a) of the Code, the Plan remains qualified and the related trust continues to be tax exempt. Therefore, there is no provision for income taxes recorded in the Plan's financial statements.

GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The IRS generally has the ability to examine the Plan for the years 2017 through 2020.

6. Plan Termination

The Plan Sponsor reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions of ERISA. In the event that such termination occurs, all non-vested amounts credited to participants' accounts will become 100% vested and the trustee, in accordance with the terms of the Plan, will distribute the net assets of the Plan in a uniform and non-discretionary manner.

7. Related Party Transactions

Prior to October 1, 2020, plan investments in pooled separate accounts and the Guaranteed Income Fund were managed by PRIAC (the Plan's previous record keeper of assets). The Plan also invested in the common stock of Holdings, which is the parent of the Plan Sponsor. Transactions with PRIAC, PBT (the previous Trustee), the Plan Sponsor and Holdings qualify as party-in-interest transactions. At December 31, 2019, the Plan held an investment of 13,061,308 shares of Holdings common stock. The fair value of Holdings common stock held by the Plan at December 31, 2019 approximated $93,388.
The Plan changed service providers on October 1, 2020 and continues to invest in the common stock of Holdings, which is the parent of the Plan Sponsor. Transactions with FMTC (the current Trustee), FWS (the current record keeper of assets), the Plan Sponsor and Holdings qualify as party-in-interest transactions. At December 31, 2020, the Plan held an investment of 12,155,428 shares of Holdings common stock. The fair value of Holdings common stock held by the Plan at December 31, 2020 approximated $77,431.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)
8. Plan Merger

On October 1, 2020, the Pandora Media, Inc. 401(k) Profit Sharing Plan and Trust ("the Pandora Plan") was merged into the Plan. Assets totaling $176,244 were transferred into the Plan, which includes participant loans totaling $1,034. The merger was not considered a plan termination, therefore the participants did not become 100% vested in their accounts. Effective October 1, 2020, each employee who was a participant in the Pandora Media, Inc. 401(k) Profit Sharing Plan and Trust became a participant in the Plan. Service for purposes of eligibility and vesting in the Plan includes the participant's continuous service to the same extent such service was credited under the Pandora Plan. The participant's elected contribution percentage in the Pandora Plan is equal to the contribution percentage in place under the Plan, post-merger.

9. Subsequent Events

The Plan has evaluated subsequent events through June 17, 2021, which is the date the financial statements were available to be issued.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Schedule H, line 4i-Schedule of Assets (Held at End of Year)
As of December 31, 2020
(Dollars in thousands)

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Columbia Management Investment Advisers, LLC	Columbia Dividend Income Fund Institutional 3 Class	$38,326
	Mutual Fund: Large Value	1,458,370 shares in participation
	J.P. Morgan Investment Management Inc.	JPMorgan Large Cap Growth Fund Class R6	69,109
	Mutual Fund: Large Growth	1,106,806 shares in participation
	The Vanguard Group, Inc.	Vanguard Institutional Index Fund Institutional Shares	82,659
	Mutual Fund: Large Blend	249,370 shares in participation
	Carillon Tower Advisers, Inc.	Carillon Eagle Mid Cap Growth Fund Class R6	28,761
	Mutual Fund: Mid-Cap Growth	295,930 shares in participation
	The Vanguard Group, Inc.	Vanguard Mid-Cap Index Fund Institutional Shares	31,203
	Mutual Fund: Mid-Cap Blend	550,899 shares in participation
	Janus Capital Management LLC	Janus Henderson Triton Fund Class N	20,499
	Mutual Fund: Small Growth	524,529 shares in participation
	The Vanguard Group, Inc.	Vanguard Small-Cap Index Fund Institutional Shares	24,850
	Mutual Fund: Small Blend	266,577 shares in participation
	Massachusetts Financial Services Company	MFS International Diversification Fund Class R6	32,807
	Mutual Fund: Foreign Large Blend	1,372,083 shares in participation
	The Vanguard Group, Inc.	Vanguard Total International Stock Index Fund Institutional Shares	18,194
	Mutual Fund: Foreign Large Blend	140,184 shares in participation
	Janus Capital Management LLC	Janus Henderson Balanced Fund Class N	89,989
	Mutual Fund: Blended Fund Investments	2,194,325 shares in participation
	PGIM Investments LLC	PGIM Total Return Bond Fund Class R6	19,926
	Mutual Fund: Intermediate Core-Plus Bond	1,318,728 shares in participation
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund Institutional Shares	18,446
	Mutual Fund: Intermediate Core Bond	1,587,452 shares in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2005 Trust Class F	452
	Common Collective Trust	24,433 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2010 Trust Class F	61
	Common Collective Trust	3,144 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2015 Trust Class F	1,023
	Common Collective Trust	48,550 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2020 Trust Class F	3,885
	Common Collective Trust	171,313 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2025 Trust Class F	11,609
	Common Collective Trust	476,350 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2030 Trust Class F	16,198
	Common Collective Trust	624,679 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2035 Trust Class F	25,853
	Common Collective Trust	950,810 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2040 Trust Class F	24,175
	Common Collective Trust	858,792 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2045 Trust Class F	27,902
	Common Collective Trust	981,098 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2050 Trust Class F	23,953
	Common Collective Trust	842,543 units in participation

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Schedule H, line 4i-Schedule of Assets (Held at End of Year) - Continued
As of December 31, 2020
(Dollars in thousands)

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2055 Trust Class F	19,086
	Common Collective Trust	671,789 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2060 Trust Class F	5,625
	Common Collective Trust	309,406 units in participation
*	Prudential Retirement	Prudential Guaranteed Income Fund	43,687
	Insurance & Annuity Company	1,011,679 units in participation
	The Vanguard Group, Inc.	Vanguard Federal Money Market Fund Investor Shares	5,052
	Mutual Fund: Money Market-Taxable	5,052,051 shares in participation
*	Fidelity Brokerage Services LLC	Fidelity BrokerageLink	5,623

*	Company Stock	Sirius XM Holdings Inc.	77,431
		12,155,428 shares in participation
	Total Investments		$766,384

	Loans receivable from participants	378 outstanding loans with rates of 3.25% - 6.50% and maturities from 2021 - 2040	$4,562

* Represents a party-in-interest as defined in ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

    The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIRIUS XM RADIO 401(k) SAVINGS PLAN

By:	/s/ SEAN S. SULLIVAN
Sean S. Sullivan
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

June 17, 2021